
July 1, 2014

Via E-mail
Michael R. Wheeler
President and CEO
Beverly Financial, Inc.
254 Cabot Street
P.O. Box 498
Beverly, MA 01915

> **Re:** **Beverly Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-196509**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

2.   Please revise footnote (1) to estimate the net proceeds per share (for all four scenarios) of your offering if all shares of your common stock are sold in the syndicated community offering, assuming no shares sold to officers and directors. Refer to Item 501(b)(3) of Regulation S-K.

Summary

Our Business, page 1

3.   Revise to also disclose the growth in your loan portfolio and retained earnings for the same periods.

Benefits to Management and Potential Dilution…, page 8

4.   Please tell us your intended timeline for adopting a stock-based benefit plan. In this regard we note your disclosure on page 8 that you intend to adopt such a plan "no earlier than six months" following your offering, whereas your disclosure on pages 18 and 19 states you intend to do so "more than one year following" your offering. To the extent that you intend to adopt a stock-based benefit plan more than one year following your offering, revise your tabular disclosure on page 8 to disclose the maximum dilution and value of the grants that you anticipate granting through such a plan instead of assuming limitations only applicable if the plan were adopted within one year. In this regard we note your disclosure on page 8 that you "may adopt a stock-based benefit plan encompassing more than 14% of the shares of common stock that were sold in the offering" if the plan is adopted more than one year following your offering.

Business, page 39

Market Area, page 39

5.   Revise to discuss the "downturn in [y]our local housing market" which you cite in the second risk factor on page 11.

Lending Activities, page 41

Loans-to-One Borrower Limit, page 45

6.   Please disclose your current internal loans-to-one borrower limit, estimate what the regulatory limit will be after this offering, and disclose whether you intend to increase your internal limit to the fullest extent of the regulatory limit.

Management, page 85

Executive Officers, page 87

7.   We note your disclosure on page 87 that your executive officers are elected annually and your disclosure on page 91 outlining the terms of Mr. Wheeler's employment agreement. Revise page 87 to disclose that if Mr. Wheeler were not reelected then you would likely be obligated to pay him severance equal to his full salary and benefits for the period remaining under his three year contract.

Outside Back Cover Page

8.   Revise to include the prospectus delivery obligation required by Item 502(b) of Regulation S-K or advise.

Exhibit Index

9.   Please file a legal opinion with your next amendment.

10.   Please file signed tax opinions with your next amendments or advise the staff as to when you intend to file signed opinions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

                                                    Sincerely,

                                                    /s/ Michael Clampitt

                                                    Michael Clampitt
                                                    Senior Counsel

cc: Via E-mail
        Richard A. Schaberg, Esq.